UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

                                                         SEC File Number 0-23714

                                                        CUSIP Number 001641-10-7


(Check One):   [X] Form 10-K and Form 10-KSB    [ ] Form 20-F      [ ] Form 11-K
               [ ] Form 10-Q and Form 10-QSB    [ ] Form N-SAR

      For   the Period Ended: December 31, 1999

            [ ] Transition Report on Form 10-K
            [ ] Transition Report on Form 20-F
            [ ] Transition Report on Form 11-K
            [ ] Transition Report on Form 10-Q
            [ ] Transition Report on Form N-SAR

      For the Transition Period Ended:_____________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:      AMC FINANCIAL, INC.

Former Name if Applicable:    CITYSCAPE FINANCIAL CORP.
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Address of Principal Executive Office (Street and Number):   11111 Wilcrest Green, Suite 250
City, State and Zip Code:     Houston, Texas 77042
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PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X] The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F,11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period:

AMC Financial, Inc. (the "Company") seeks relief pursuant to Rule 12b-25(b) for the filing of its Form 10-K for the year ended December 31, 1999. The Company emerged from bankruptcy in June 1999 and as such has encountered certain accounting and tax presentation issues. In addition, the offices of the Company were moved from New York, New York to Houston, Texas and pertinent information required to prepare the Form 10-K is not readily available. Persons previously participating in the preparation of the Form 10-K are no longer employed with the Company and as such are not available for consultation.

The Company will file its Form 10-K for the year ended December 31, 1999 on or before April 14, 2000.

Due to the Company's emergence from bankruptcy and the adoption of fresh start accounting there will be a significant change between the results of operations for the year ended December 31, 1999 and December 31, 1998. For the year ended December 31, 1998 the Cityscape Financial Corp., the Company's predecessor, reported a net loss of $241,076,879 and the reorganized Company will report earnings of $400,043,313 which include an extraordinary item of $ 416,094,747 for the discharge of pre-petition liabilities.
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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

            JANEY ALDRED                 713               787-0100
            -----------------------      ------------      ------------------
            (Name)                       (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portions thereof? [X]Yes [ ] No

      If so, attached an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. Explanation stated above.

                               AMC FINANCIAL, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: MARCH 30, 2000                By:/S/MICHAEL L. KENNEMER
      -------------------------         ---------------------------------------
                                        Michael L. Kennemer
                                    Title:  Chief Financial Officer